May 30, 2019

Peter Seibold
Chief Financial Officer
Churchill Capital Corp II
640 Fifth Avenue, 12th Floor
New York, New York 10019

       Re: Churchill Capital Corp II
           Draft Registration Statement on Form S-1
           Submitted May 3, 2019
           CIK No. 0001774675

Dear Mr. Seibold:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 3, 2019

Summary Financial Data, page 31

1. Please tell us your consideration of also presenting as adjusted balance sheet amounts assuming consummation of the offering.
Business Strategy, page 79

2. We note that your strategy is to identify and complete an initial business combination with a company in an industry that complements the experience and expertise of your management team and that you may pursue an initial business combination with any business in any industry but expect to focus on a target in an industry where you believe your management and founder's expertise will provide a competitive advantage. Please
 Peter Seibold
Churchill Capital Corp II
May 30, 2019
Page 2
         disclose the industry that you believe complements the experience and expertise of your management team and on which you expect to focus.
Proposed Business, page 79

3. Please revise this section and your prospectus summary to provide a discussion of your
         Chief Financial Officer's qualifications and experience, or tell us why this information is unnecessary. Please also disclose whether your management has had experience with transactions involving blank check companies and update your risk factors in this regard, if necessary.
4. We note your intention to establish an advisory group to assist management with sourcing and evaluating business opportunities and with optimizing any business post acquisition.
         Please clarify whether the members of this group will be comprised of members of the board, management or third parties. If it will be comprised of third parties, please disclose if and how you intend to compensate these parties given that you have not allocated any funds raised through this offering to pay such expenses. If such expenses will be paid with the proceeds from this offering, please revise your Use of Proceeds section beginning on page 63 accordingly.
Description of Securities
Exclusive Forum for Certain Lawsuits, page 133

5. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including "derivative actions."
         Please disclose whether you intend for this provision to apply to actions arising under the
         Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
General

6. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNamePeter Securities Act, that you or anyone authorized to do so on your behalf
       Rule 405 under the Seibold
Comapany NameChurchillinvestors in reliance on Section 5(d) of the Securities Act, whether or present to potential Capital Corp II
May 30, 2019 Page 2 copies of the Communications.
       not they retain
FirstName LastName
 Peter Seibold
FirstNameCapital Corp II Seibold
Churchill LastNamePeter
Comapany NameChurchill Capital Corp II
May 30, 2019
Page 3
May 30, 2019 Page 3
FirstName LastName
        You may contact Adam Phippen, Staff Accountant, at (202)551-3336 or Bill Thompson,
Accounting Branch Chief, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at
(202)551-6521 or Lilyanna Peyser, Special Counsel, at (202)551-32222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Consumer
Products
cc:      Ray M. Russo